

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Paul Block
Chief Executive Officer
Eastside Distilling, Inc.
8911 NE Marx Drive, Suite A2
Portland, Oregon 97220

>   **Re: Eastside Distilling, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 16, 2021**
>   **File No. 333-257152**

Dear Mr. Block:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: Marc A. Indeglia, Esq.